OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DIGITAL THEATER SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25389G 10 2

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 25389G 10 2			Page 2 of 7

1.	Name of Reporting Person: Forth Investments, LLC (“Forth”); FEIN-95-4665314 Steven Spielberg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Forth: Delaware Steven Spielberg: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: Forth-1,053,498 shares of Common Stock

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: Forth-1,053,498 shares of Common Stock

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Forth-1,053,498 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.4%

12.	Type of Reporting Person: Forth: OO Steven Spielberg; IN

2

CUSIP No. 25389G 10 2	13G	Page 3 of 7 Pages

Item 1(a)	Name of Issuer:

      Digital Theater Systems, Inc., a Delaware corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

      5171 Clareton Drive, Agoura Hills, California 91301

Item 2(a)	Name of Person Filing:

      Forth Investments, LLC (“Forth”)

      Steven Spielberg

Item 2(b)	Address of Principal Business Office or, if None, Residence:

      The address of the principal business office for Forth and Steven Spielberg is 11400 W. Olympic Boulevard, Suite 550, Los Angeles, California 90064.

Item 2(c)	Citizenship:

      Forth is a limited liability company organized under the laws of the State of Delaware. Steven Spielberg is a U.S. Citizen.

Item 2(d)	Title of Class of Securities:

      Common Stock, $.0001 par value (the “Common Stock”)

Item 2(e)	CUSIP Number:

      25389G 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

     (b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

     (d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

     (e) ☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

     (f) ☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

CUSIP No. 25389G 10 2	13G	Page 4 of 7 Pages

     (g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

      (a) Amount beneficially owned:

     Forth: 1,053,498 shares of Common Stock.

     On account of his ownership of a membership interest in Forth and his ownership of all of the capital stock of the other member of Forth, which member is also the managing member of Forth, Steven Spielberg may be deemed to indirectly possess beneficial ownership of the shares of Common Stock beneficially owned by Forth. Such beneficial ownership is hereby disclaimed.

      (b) Percent of Class:

     6.4%

      (c) Number of shares as to which the reporting person has:

     (i) Sole power to vote or to direct the vote:

     Forth: 1,053,498 shares of Common Stock

     (ii) Shared power to vote or direct the vote:

     0

     (iii) Sole power to dispose or to direct the disposition of:

     Forth: 1,053,498 shares of Common Stock.

     (iv) Shared power to dispose or to direct the disposition of:

     0

CUSIP No. 25389G 10 2	13G	Page 5 of 7 Pages

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certifications.

      Not applicable.

CUSIP No. 25389G 10 2	13G	Page 6 of 7 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004 (Date)

FORTH INVESTMENTS, LLC

By:	For Them, Inc. (Manager)

	By:	/s/ Michael Rutman Michael Rutman Chief Financial Officer

/s/ Steven Spielberg
Steven Spielberg

EXHIBIT A

      The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Digital Theater Systems, Inc. as of the date hereof but neither affirms the existence of a group for purposes of Section 13(a) or Section 16 of the Securities Exchange Act of 1934, as amended.

Dated:	February 11, 2004

FORTH INVESTMENTS, LLC

		By:	For Them, Inc. (Manager)

			By:	/s/ Michael Rutman Michael Rutman Chief Financial Officer

/s/ Steven Spielberg
Steven Spielberg